UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 11-K

 FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-35487

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENGILITY MASTER SAVINGS PLAN

3750 Centerview Drive

Chantilly, VA 20151

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENGILITY HOLDINGS, INC.

4803 Stonecroft Blvd.

Chantilly, VA 20151

Engility Master Savings Plan

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”), which will be filed with the Department of Labor for the plan year ended December 31, 2017.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the plan administrator and plan participants of Engility Master Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the  Engility Master Savings Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for year ended December 31, 2017, and the related notes  (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2015.

Tysons, Virginia

June 20, 2018

Engility Master Savings Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2017	2016
Assets:
Investments, at fair value	$1,228,869	$1,085,748
Receivables:
Employer contributions	5,762	20,960
Participant contributions	1,648	1,724
Other	11	13
Notes receivable from participants	11,241	12,343
Total receivables	18,662	35,040
Net assets available for benefits	$1,247,531	$1,120,788

See accompanying notes to the financial statements.

Engility Master Savings Plan

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year Ended
December 31, 2017
Additions:
Contributions:
Employer	$18,489
Participant	63,546
Rollovers	10,677
Total contributions	92,712
Investment income:
Interest and dividends	25,275
Net appreciation in fair value of investments	154,431
Total investment income	179,706
Interest income on notes receivable from participants	507
Other additions	68
Total additions	272,993

Deductions:
Benefit payments	145,562
Administrative expenses	697
Total deductions	146,259

Net increase	126,734

Transfer of assets to plan	9
Net assets available for benefits, beginning of the year	1,120,788
Net assets available for benefits, end of the year	$1,247,531

See accompanying notes to the financial statements.

Engility Master Savings Plan

Notes to the Financial Statements

1.	Plan Description

General

The following description of the Engility Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Engility Corporation (the “Company” or “Engility”), formerly known as Engility LLC and currently a wholly owned subsidiary of Engility Holdings, Inc., established the Plan to provide retirement benefits to eligible employees of the Company. The Plan was adopted and effective June 29, 2012. The Benefit Plan Committee, which consists of members appointed by the Board of Directors of Engility Holdings, Inc., is responsible for the overall administration of the Plan and serves as the Plan Administrator.

The Plan is a defined contribution plan under Section 401(k) of the U.S. Internal Revenue Code (“IRC”) and is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds and investment alternatives, which are managed by Fidelity Management Trust Company (“FMTC”), as “Trustee.” Fidelity Workplace Services LLC provides record keeping services.

Participant Contributions

An eligible Engility employee can generally participate in the Plan effective as of the date that such employee completes one hour of service with Engility, and may contribute from 1% to 75% of his or her total compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions from 1% to 50% of their total compensation up to the IRC limited catch-up contribution amount, as defined in the Plan. Newly hired full-time employees of the Company will be deemed to have elected to contribute 3% of their total compensation each pay period to the Plan. The contribution commences on the first payroll period on or after the 30th day following the employee’s date of hire. An employee may opt out of the automatic enrollment election before the 30th day or increase or decrease the percentage elected at any time in accordance with the rules established under the Plan.  Participants who have not affirmatively elected to change the amount of, or suspend, automatic contributions shall be deemed to have elected that the contribution be increased by 1% effective as of the 2017 calendar year anniversary date of the original election.

A participant may elect to increase, decrease, suspend or resume contributions at any time in accordance with the rules established under the Plan, with the election becoming effective within the next two payroll periods. The IRC limited the maximum amount an employee may contribute on a pre-tax basis in 2017 to $18,000 for participants under 50 years of age and $24,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and net earnings thereon. Participants have the option of investing their contributions in various investment options offered by the Plan, which include mutual funds, common/collective trust funds, and the Engility Stock Fund which invests in the common stock of Engility Holdings, Inc.  FMTC uses a stock purchase account (“SPA”) to house fractional shares of the Engility Stock Fund. SPA account balances are invested in the Fidelity Cash Reserves fund.

An employee who is automatically enrolled in the Plan will have his or her pre-tax contributions invested in an investment fund designated by the Benefit Plan Committee as the qualified default investment alternative (“QDIA”) until such time as the employee makes an alternative investment election. Effective January 1, 2017, the QDIA for the Plan is the applicable target date fund in the American Century Retirement Date Trust-VIII Series, as determined by the participant’s date of birth. Effective September 1, 2016, the QDIA for the Plan was the American

Century Target Date Fund Income. Between January 1, 2016 and August 31, 2016, the QDIA for the Plan was the VOYA Target Fund by Age.

Company Contributions and Vesting Provisions

Effective January 1, 2017, the Plan was amended to change the level of Company matching contributions to 50% of the first 8.0% of compensation that a participant contributes, for a maximum Company contribution of 4.0% of compensation. The Company funded the 2017 matching contributions on a quarterly basis.  Between January 1, 2016 and December 31, 2016, the Company offered employer matching contributions at 100% of the first 3.0% of compensation that a participant contributed, and 50% of the next 3.0% of compensation the participant contributed, for a maximum Company contribution of 4.5% of compensation.  The Company funded the 2016 matching contributions on an annual basis.  Part-time employees are not eligible for Company matching contributions.   Effective January 1, 2017, participants who receive Company contributions under the Plan vest in such contributions based on their period of employment with the Company as follows:

Completed Period of Service	Vested Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years or more	100%

Between January 1, 2016 and December 31, 2016, participants who received Company contributions under the Plan vested in such contributions based on a three-year cliff vesting schedule.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Plan’s earnings (losses), and may be charged with certain administrative expenses. Allocations are based on participant eligible earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan provides for loans to active participants. Generally, participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined in the plan document, plus 1 percent. The maximum term of a loan is five years, or ten years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are collateralized by the participant’s vested account balance. Defaulted loans are treated as either actual or deemed distributions depending on the participant’s eligibility at the time the default occurs. Participant loans at December 31, 2017 had interest rates ranging from 4.25% to 9.25%.  Participant loans at December 31, 2016 had interest rates ranging from 4.00% to 9.25%.

Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 70 1/2, at which time withdrawal is mandatory by April 1 of the following year. Terminated participants who have an account balance less than $5,000 but in excess of $1,000 shall have their account balance rolled over to a Fidelity IRA if they do not elect to receive the vested portion of their account balance.  A participant who terminates employment with a vested account balance of $1,000 or less shall receive an immediate payment of the vested account balance.

A participant may withdraw after-tax contributions and rollovers at any time. A participant who has attained age 55 may withdraw his or her vested matching contribution and supplemental contribution. Also, a participant may withdraw pre-tax contributions before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Plan that are not traded in an active market.

Valuation of Investments

Investments are reported at fair value. The Plan's Administrator determines the Plan's valuation policies utilizing information provided by the Trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by FMTC. Refer to Note 3 for additional information and disclosure provided for the fair value of the Plan’s investments.

Shares of Engility Holdings, Inc. common stock are valued at the last reported quoted market price per share on the last trading day of the year.

The common/collective trust fund investments are valued at the Net Asset Value (“NAV”) provided by the administrator of the fund. Issues and redemptions of units are recorded upon receipt of unit holders’ instructions based on the determined NAV per unit, which is determined daily. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. For these funds, there are no unfunded commitments, redemption restrictions, and participants can transact daily.

The investments in self-directed brokerage accounts include cash and cash equivalents, mutual funds, common and preferred stock. The fair values of these investments are based on quoted market prices of the shares held at year end.

There have been no changes in the valuation methodologies used at December 31, 2017 and 2016. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

Valuation of Notes Receivable

Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued, unpaid interest.

Investment Transactions and Income

Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Forfeitures

Non-vested Company contributions are forfeited upon a participant’s five-year break in service or withdrawal of the participant’s vested balance, if earlier, and are used to reduce employer contributions and pay for the Plan expenses. During the year ended December 31, 2017, $3.4 million was applied to reduce employer contributions. At December 31, 2017 and 2016, forfeited non-vested account balances available to offset future Company contributions and Plan expenses totaled $1.9 million and $2.6 million, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Plan provides for the payment of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, from available forfeitures. Loan administration fees are charged to participants. Administrative and brokerage fees incurred by self-directed brokerage accounts are charged directly to the related participant’s brokerage account. In the event that forfeitures are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the value of investments reported in the Statements of Net Assets Available for Benefits.

3.	Fair Value Measurements

The Plan’s investments are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. Valuation measures may not be indicative of net realizable value. The three levels of the fair value hierarchy are described below.

Level 1

Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 assets include mutual funds and the Engility Stock Fund, whose fair values are derived from quoted market prices.

Level 2	Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable.

Level 3	Pricing inputs that are generally unobservable and not corroborated by market data.

The asset or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

As of December 31, 2017, the Plan’s investments measured at fair value were as follows (in thousands):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Participant self-directed brokerage accounts	$32,521	$—	$—	$32,521
Mutual funds	682,716	—	—	682,716
Engility Stock Fund	10,378	—	—	10,378
Total Assets in the Fair Value Hierarchy	725,615	—	—	725,615
Investments Measured at Net Asset Value (a)	—	—	—	503,254
Investments at Fair Value	$725,615	$—	$—	$1,228,869

As of December 31, 2016, the Plan’s investments measured at fair value were as follows (in thousands):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Participant self-directed brokerage accounts	$25,375	$—	$—	$25,375
Mutual funds	581,404	—	—	581,404
Engility Stock Fund	13,892	—	—	13,892
Total Assets in the Fair Value Hierarchy	620,671	—	—	620,671
Investments Measured at Net Asset Value (a)	—	—	—	465,077
Investments at Fair Value	$620,671	$—	$—	$1,085,748

(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 30, 2014, stating that the Plan is qualified under Section 401(k) of the IRC, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving this determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.  The Plan Administrator believes it is not subject to income tax examinations prior to December 31, 2014.

5.	Related-Party Transactions

Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by FMTC and therefore these transactions qualify as party-in-interest transactions. Fees reimbursed by Fidelity Investments Institutional Operations Company, Inc. to the Company for record keeping services were approximately $68,000 for 2017.

The Plan’s interest in the Engility Stock Fund included 365,733 shares of Engility Holdings, Inc. common stock valued at $10.4 million at December 31, 2017. During 2017, the Plan purchased 114,141 shares of Engility Holdings, Inc. common stock for $1.3 million and sold 160,577 shares of Engility Holdings, Inc. common stock for

$4.9 million. The Plan’s interest in the Engility Stock Fund included 412,169 shares of Engility Holdings, Inc. common stock valued at $13.9 million at December 31, 2016.

6.	Termination Priorities

The Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs for the entire Plan, participants in the Plan will become 100% vested in Company contributions and the net assets attributable to the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

7.	Subsequent Events

The Plan has evaluated subsequent events through June 20, 2018, the date the financial statements were issued.

ENGILITY MASTER SAVINGS PLAN

EIN # 95-2588754 PLAN # 031

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
				Current Value
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of investment	Cost	(in thousands)
	Dodge & Cox Stock Fund	Mutual Fund	***	$72,734
**	Fidelity Blue Chip Growth - Class K	Mutual Fund	***	134,605
	ABF Small Cap Value	Mutual Fund	***	10,070
**	Fidelity 500 Index Fund IPR	Mutual Fund	***	160,079
**	Fidelity U.S. Bond Index Fund Investor Class	Mutual Fund	***	34,982
**	Fidelity Total Bond	Mutual Fund	***	39,948
**	Fidelity Extended Market Index Fund Premium Class	Mutual Fund	***	79,965
**	Fidelity International Index Fund	Mutual Fund	***	63,070
**	Fidelity Emerging Markets Index Fund	Mutual Fund	***	29,634
	MFS International Diversification Fund Class R4	Mutual Fund	***	15,405
	T. Rowe Price QM US Small-Cap Group 1	Mutual Fund	***	39,292
	John Hancock Strategic Income Opportunities Fund Class R6	Mutual Fund	***	2,554
**	Fidelity Government Money Market	Mutual Fund	***	378
**	Engility Stock Fund	Common Stock	***	10,378
	Prudential Stable Value Fund	Common/Collective Trust Fund	***	98,860
	AC Income Retirement Trust VIII	Common/Collective Trust Fund	***	53,250
	AC Retirement Date 2020 Trust VIII	Common/Collective Trust Fund	***	61,708
	AC Retirement Date 2025 Trust VIII	Common/Collective Trust Fund	***	71,180
	AC Retirement Date 2030 Trust VIII	Common/Collective Trust Fund	***	72,216
	AC Retirement Date 2035 Trust VIII	Common/Collective Trust Fund	***	39,618
	AC Retirement Date 2040 Trust VIII	Common/Collective Trust Fund	***	38,497
	AC Retirement Date 2045 Trust VIII	Common/Collective Trust Fund	***	33,360
	AC Retirement Date 2050 Trust VIII	Common/Collective Trust Fund	***	26,906
	AC Retirement Date 2055 Trust VIII	Common/Collective Trust Fund	***	6,534
	AC Retirement Date 2060 Trust VIII	Common/Collective Trust Fund	***	1,125
	Participant Self-Directed Brokerage Accounts	Various	***	32,521
**	Participant Loans*	Participant Loans*	***	11,241
				$1,240,110

*	Consists of participant loans with interest rates ranging from 4.25% to 9.25%.
**	Party-in-interest to the Plan as defined by ERISA.
***	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Engility Master Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENGILITY MASTER SAVINGS PLAN
(Name of Plan)

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Member of the Engility Corporation Benefit Plan Committee

Date: June 20, 2018

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm